Exhibit 99.1

2Q19 Earnings Conference Call

This presentation contains certain statements that are considered “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933 and in Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements in this presentation include, but are not limited to, statements relating to the declaration or payment of dividends, implementation of key operating and financial strategies and investment plans, the direction of future operations and factors or trends that affect the financial situation, liquidity or operating results are a few examples of forward-looking statements. These statements reflect the current vision held by Management and are subject to diverse risks and uncertainties. Such statements are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently expected due to diverse risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, which include general macroeconomic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any of these forward-looking statements as a result of new information, future events or otherwise, except when expressly required by law. All forward-looking statements in this presentation are qualified in their entirety by this disclaimer. NO OFFER OR BID This presentation is merely for information purposes and is neither an offer to sell nor a tender offer for the subscription or purchase of shares, nor is it a substitute for any materials that Suzano will file, if requested, with the U.S. Securities and Exchange Commission ("SEC"). No securities offering will be carried out in the United States other than through a prospectus that meets the requirements of Section 10 of U.S. Securities Act of 1933, as amended, or in accordance with any exemption defined in said law. Disclaimer

3 CAPEX 2019: reduction from R$ 6.4 billion to R$ 5.9 billion Synergies: evolving according to 2019 target Financial leverage : 3.5x in R$ (3.6x in US$) Sales volume – pulp: Sales volume – paper : 2.2 million tons 281 thousand tons Adjusted EBITDA/ton - pulp: R$ 1,305 Adjusted EBITDA/ton – paper: R$ 1,237 Operating Cash Generation : R$ 2.2 billion Financial diligence in face of adverse scenario HIGHLIGHTS 1 2 1,3 4 5 1 Excluding Consumer Goods (tissue). 2 Excluding the volume related to Klabin sales. 3 Excludes the the impact of Long Term Incentives of Management (-R$13/ton). 4 Operating cash generation = Adjusted EBITDA less Maintenance Capex. 5 Net Debt / Adjusted EBITDA in the last 12 months (pro-forma considering sum of the results of the companies).

Paper Production (´000 tons) Paper Sales (´000 tons) 4 Paper Commercial allocation flexibility favored EBITDA expansion LTM 2Q19 LTM 2Q19 Net Average Price (R$/ton) LTM 2Q19 Adjusted EBITDA from Paper (R$/ton) LTM 2Q19¹ Excluding the consumer goods unit. ¹ Impact of Long Term Incentives of Management: (i) 2Q18: -R$ 120/ton on EBITDA; (ii) 1Q19: -R$ 19/ton on EBITDA; (iii) 2Q19 :-R$ 13/ton on EBITDA (iv) LTM 2Q 2019 :-R$ 35/ton 177 178 169 790 87 77 112 382 264 255 281 1,172 2T18 1T19 2T19 MI ME 1,190 280 271 298 2Q18 1Q19 2Q19 177 178 169 87 77 112 264 255 281 2Q18 1Q19 2Q19 Brazil Exports 3,487 3,813 3,855 3,767 2,400 2,600 2,800 3,000 3,200 3,400 3,600 3,800 4,000 4,200 4,400 2Q18 1Q19 2Q19

Pulp Production (´000 tons) FX Average R$3.86 R$3.61 R$3.77 R$3.92 5 Net Average Price2 – External Market (US$/ton) Adjusted EBITDA (R$/ton) and EBITDA margin¹ (%) Pulp Sales (´000 tons)² FX Average R$3.61 R$3.77 R$3.92 R$3.86 Pulp Sales acceleration throughout the quarter ¹ Excluding revenue from Klabin sales 2 Including pulp from Klabin. Note: for 2Q18 and LTM 2Q19, data is pro forma, considering the sum of the results of the companies, or weighted where applicable 1,585 1,480 1,305 1,580 61% 56% 53% 58% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 0 500 1000 1500 2000 2500 2Q18 1Q19 2Q19 LTM 2Q19 8,919 LTM 2Q19 9,725 LTM 2Q19 751 711 630 714 2Q18 1Q19 2Q19 LTM 2Q19 2,420 2,173 2,221 2Q18 1Q19 2Q19 2,570 1,729 2,214 2Q18 1Q19 2Q19

Cash Cost of Pulp - 2Q19 vs. 1Q19 (ex-downtimes – R$/ton) 6 Cash Cost of Pulp - 2Q19 vs. 2Q18 (ex-downtimes – R$/ton) Pulp Temporary pressure over costs due to slower production rate 1 1 1Pro forma data for 2Q18, considering the sum of the results of the companies, or weighted, when applicable. (40) (29) 304 23 327 250 (6) 244 153 3 156 10 6 6 1Q19 Cash Cost ? Wood ? Chemicals ? Fixed Cost ? Energy 2Q19 Cash Cost Wood Chemicals Fixed Cost Energy (37) (29) 287 40 327 253 (10) 244 124 32 156 7 628 697 2Q18 Cash Cost ? Wood ? Chemicals ? Fixed Cost ? Energy 2Q19 Cash Cost

7 ¹ Total average cost in US$ considering the debt in BRL adjusted by the market swap curve. ² Closing rate (BRL/USD): Mar/19: R$ 3.90; Jun/19: R$3.83 Average Cost (in US$)¹: Net debt² (million) and Leverage (in times) Amortization Schedule (R$ million) Average Term: 4.8% p.a. 87 months in R$ in US$ Standby Facilities Cash On Hand No covenants Amortization schedule presented at 1Q19 closing Net debt reduction and liability management increase financial strength 77% from 2023 onwards (vs. 55% 1T19) 7,972 2,916 2,791 3,594 2,725 5,035 9,259 5,930 31,147 10,888 Liquidity 2019 2020 2021 2022 2023 2024 2025 onward 53,806 52,508 13,808 13,702 3.4 x 3.5 x 3.3 x 3.6 x 0 20000 40000 60000 80000 100000 120000 Mar/19 Jun/19 R$ million US$ million

8 Investments Greater financial austerity Sustaining Port Terminals Total Modernization and Expansion Forest and Land Capex (R$ bilhões) 2T19 0.9 0.1 1.4 - 0.4 2019e (atual) 3.8 0.4 5.9 0.4 1.3 2019e (anterior) 4.0 0.4 6.4 0.6 1.4 -R$0.5 billion

9 Long term NPV maximization 1 Production capacity depending on conditions of global pulp market, according to Material Fact released on 05/09/2019. Estimated Market Pulp Production in 20191 million tons ~9.0 2019 production guidance unchanged Preservation of more productive forest base Wood supply mix management Gradual implementation during the year

10 Synergies capture Implementation according to plan1 Processes and Systems Feb-Jun/2019 Jul-Dec/2019 Jan/2020 1. According to Material fact released in 03/26/2019, estimating synergies of R$800-900 million/year to be captured 40% by 12/31/2019, 90% by 12/31/2020 and 100% by 12/31/2021. Integrated model (ERP-SAP) definition Implementation Go-live Culture Adherence: 88% Closing Drivers Definition Integration process evolving according to plan 40% 90% 100% Dec/19 Dec/20 Dec/21

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